--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                KERR GROUP, INC.

                           (Name of Subject Company)

                          KERR ACQUISITION CORPORATION

                        FREMONT ACQUISITION COMPANY, LLC

                                   (Bidders)
                            ------------------------

    COMMON STOCK, PAR VALUE $0.50 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)

$1.70 CLASS B CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D, PAR VALUE $0.50
                                   PER SHARE

                         (Title of Class of Securities)
                            ------------------------

                                 492376108 AND

                                   492376207

                     (CUSIP Number of Class of Securities)
                            ------------------------

                              GILBERT H. LAMPHERE

                                   PRESIDENT

                        FREMONT ACQUISITION COMPANY, LLC

                             C/O THE FREMONT GROUP

                               50 FREMONT STREET

                                   SUITE 3700

                        SAN FRANCISCO, CALIFORNIA 94105

                                 (415) 284-8500

          (Name, Address and Telephone Number of Person authorized to

            Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                              KENTON J. KING, ESQ.

                    Skadden, Arps, Slate, Meagher & Flom LLP

                      Four Embarcadero Center, Suite 3800

                        San Francisco, California 94111

                                 (415) 984-6400

                           CALCULATION OF FILING FEE

                       Transaction Valuation* $29,757,082

                         Amount of Filing Fee $5,951.42

* For purposes of calculating fee only. This amount assumes (i) the purchase of 3,933,095 outstanding shares of common stock of Kerr Group, Inc. and 449,235 shares of common stock of Kerr Group, Inc. which may be issued upon exercise of outstanding options and warrants, in each case, at $5.40 in cash per share and
(ii) the purchase of 487,400 outstanding shares of $1.70 Class B Cumulative Convertible Preferred Stock, Series D at $12.50 in cash per share . The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 492376108 AND 492376207

14D-1

 1.                                       Names of Reporting Person
                             S.S. or I.R.S. Identification Nos. of Above Persons
                                        Kerr Acquisition Corporation

 2.                   Check the Appropriate Box if a Member of a Group (a) / / (b) / /

 3.                                             SEC Use Only

 4.                                            Source of Funds
                                                     AF

 5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                     / /

 6.                                 Citizenship or Place of Organization
                                                  Delaware

 7.                     Aggregate Amount Beneficially Owned By Each Reporting Person
                                                   782,865
                                         (see the Offer to Purchase)

 8.               Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

 9.                           Percent of Class Represented By Amount in Row (7)
                                                    19.9%

10.                                       Type of Reporting Person
                                                     CO

CUSIP NO. 492376108 AND 492376207

14D-1

 1.                                       Names of Reporting Person
                             S.S. or I.R.S. Identification Nos. of Above Persons
                                      Fremont Acquisition Company, LLC

 2.                   Check the Appropriate Box if a Member of a Group (a) / / (b) / /

 3.                                             SEC Use Only

 4.                                            Source of Funds
                                                     AF

 5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                     / /

 6.                                 Citizenship or Place of Organization
                                                  Delaware

 7.                     Aggregate Amount Beneficially Owned By Each Reporting Person
                                                   782,865
                                         (see the Offer to Purchase)

 8.               Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

 9.                           Percent of Class Represented By Amount in Row (7)
                                                    19.9%

10.                                       Type of Reporting Person
                                       OO (limited liability company)

CUSIP NO. 492376108 AND 492376207

14D-1

 1.                                       Names of Reporting Person
                             S.S. or I.R.S. Identification Nos. of Above Persons
                                           Fremont Partners, L.P.

 2.                   Check the Appropriate Box if a Member of a Group (a) / / (b) / /

 3.                                             SEC Use Only

 4.                                            Source of Funds
                                                     OO

 5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                     / /

 6.                                 Citizenship or Place of Organization
                                                  Delaware

 7.                     Aggregate Amount Beneficially Owned By Each Reporting Person
                                                   782,865
                                         (see the Offer to Purchase)

 8.               Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

 9.                           Percent of Class Represented By Amount in Row (7)
                                                    19.9%

10.                                       Type of Reporting Person
                                                     PN

CUSIP NO. 492376108 AND 492376207

14D-1

       1.                                           Names of Reporting Person
                                        S.S. or I.R.S. Identification No. of Above Persons
                                                       FP Advisors, L.L.C.

       2.                        Check the Appropriate Box if a Member of a Group(a) / / (b) / /

       3.                                                  SEC Use Only

       4.                                                Source of Funds
                                                                OO

       5.          Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) / /

       6.                                      Citizenship or Place of Organization
                                                             Delaware

       7.                          Aggregate Amount Beneficially Owned By Each Reporting Person
                                                             782,865
                                                   (see the Offer to Purchase)

       8.                    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

       9.                               Percent of Class Represented By Amount in Row (7)
                                                              19.9%

      10.                                            Type of Reporting Person
                                                  OO (limited liability company)

CUSIP NO. 492376108 AND 492376207

14D-1

       1.                                           Names of Reporting Person
                                        S.S. or I.R.S. Identification No. of Above Persons
                                                      Fremont Group, L.L.C.

       2.                        Check the Appropriate Box if a Member of a Group(a) / / (b) / /

       3.                                                  SEC Use Only

       4.                                                Source of Funds
                                                                OO

       5.          Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) / /

       6.                                      Citizenship or Place of Organization
                                                             Delaware

       7.                          Aggregate Amount Beneficially Owned By Each Reporting Person
                                                             782,865
                                                   (see the Offer to Purchase)

       8.                    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

       9.                               Percent of Class Represented By Amount in Row (7)
                                                              19.9%

      10.                                            Type of Reporting Person
                                                  OO (limited liability company)

CUSIP NO. 492376108 AND 492376207

14D-1

       1.                                 Names of Reporting Person
                             S.S. or I.R.S. Identification No. of Above Persons
                                           Fremont Investors, Inc.

       2.              Check the Appropriate Box if a Member of a Group(a) / / (b) / /

       3.                                       SEC Use Only

       4.                                      Source of Funds
                                                     OO

       5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                     / /

       6.                           Citizenship or Place of Organization
                                                   Nevada

       7.               Aggregate Amount Beneficially Owned By Each Reporting Person
                                                   782,865
                                         (see the Offer to Purchase)

       8.         Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

       9.                     Percent of Class Represented By Amount in Row (7)
                                                    19.9%

      10.                                 Type of Reporting Person
                                                     CO

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Kerr Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Fremont Acquisition Company, LLC, a Delaware limited liability company ("Fremont"), to purchase all of the outstanding shares of (i) common stock, par value $.50 per share, including the associated rights to purchase shares of preferred stock (the "Rights" and, together with the common stock, the "Common Stock") and (ii) $1.70 Class B Cumulative Convertible Preferred Stock, Series D, par value $0.50 per share (the "Series D Preferred Shares" and, together with the Common Stock, the "Shares"), of Kerr Group, Inc., a Delaware corporation (the "Company"), at $5.40 per share of Common Stock and $12.50 per share of Series D Preferred Shares, respectively, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 8, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and
(a)(3) (which together constitute the "Offer"). This Statement also constitutes a Statement on Schedule 13D of each of the Purchaser, Fremont, Fremont Partners, L.P. ("Fremont Partners"), FP Advisors, L.L.C. ("FP Advisors"), Fremont Group, L.L.C. ("The Fremont Group") and Fremont Investors, Inc. ("Fremont Investors") with respect to the option granted by the Company to purchase up to 782,685 (approximately 19.9%) newly issued shares of Common Stock at $5.40 per share. The Option can only be exercised in certain circumstances described in Section 11 of the Offer to Purchase. Each of the Purchaser, Fremont, Fremont Partners, FP Advisors, The Fremont Group and Fremont Investors disclaims beneficial ownership of such shares.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Kerr Group, Inc. and the address of its principal executive offices is 500 New Holland Avenue, Lancaster, Pennsylvania 17062.

    (b) The class of securities to which this Statement relates is (i) the Common Stock and (ii) the Series D Preferred Shares of the Company. As of June 23, 1997 there were (a) 3,933,095 shares of Common Stock, issued and outstanding and (b) outstanding options and warrants to purchase an aggregate of 449,235 shares of Common Stock and (c) 487,400 shares of Series D Preferred Shares issued and outstanding, convertible into 708,923 shares of Common Stock. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $5.40 per Share of Common Stock and $12.50 per share of Series D Preferred Shares, respectively, net to the seller in cash.

    (c) The information set forth in "Section 6 -- Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is being filed by the Purchaser, Fremont, Fremont Partners, FP Advisors, The Fremont Group and Fremont Investors. Each of Fremont Partners, FP Advisors, The Fremont Group and Fremont Investors disclaims that it is a "bidder" within the meaning of Schedule 14D-1. The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning Fremont Partners, Fremont and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Fremont Partners, L.P., Fremont and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

    (e)-(f) During the last five years neither the Purchaser or Fremont nor, to the best knowledge of the Purchaser and Fremont, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)(1) Other than the transactions described in Item 3(b) below, neither the Purchaser or Fremont, nor, to the best knowledge of the Purchaser and Fremont, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

    (a)(2) Other than the transactions described in Item 3(b) below, neither the Purchaser or Fremont, nor, to the best knowledge of the Purchaser and Fremont, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

    (b) The information set forth in the "INTRODUCTION", "Section 9 -- Certain Information Concerning Fremont Partners, Fremont and the Purchaser", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "Section 10 -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the "INTRODUCTION", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "Section 9 -- Certain Information Concerning Fremont Partners, Fremont and the Purchaser" and "Section 11 -- Background of the Offer; Purpose of the Offer and the

Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "INTRODUCTION", "Section 10 -- Source and Amount of Funds", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements", "Section 12 -- Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 9 -- Certain Information Concerning Fremont Partners, Fremont and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Fremont, or to the best knowledge of the Purchaser and Fremont, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

    (b)-(c) The information set forth in the "INTRODUCTION", "Section 14 -- Conditions of the Offer" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "Section 7 -- Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated July 8, 1997.

    (a)(2) Letter of Transmittal with respect to the Common Stock.

    (a)(3) Letter of Transmittal with respect to the Series D Preferred Shares.

    (a)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

    (a)(5)Letter to Clients.

    (a)(6) Notice of Guaranteed Delivery with respect to the Common Stock.

    (a)(7) Notice of Guaranteed Delivery with respect to the Series D Preferred Shares.

    (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(9) Press Release jointly issued by Fremont and the Company, dated July 1, 1997.

    (a)(10) Form of Summary Advertisement, dated July 8, 1997.

    (a)(11) Fairness Opinion of CIBC Wood Gundy Securities Corp., dated June 30, 1997.

    (c)(1) Agreement and Plan of Merger, dated as of July 1, 1997, by and among Fremont, the Purchaser and the Company.

    (c)(2) Option Agreement, dated as of July 1, 1997, by and between Fremont and the Company.

    (c)(3) Guarantee, dated as of July 1, 1997, by and between Fremont Partners, L.P. and the Company.

    (c)(4) Confidentiality Agreement, dated November 6, 1995, by and between Fremont Group, Inc. and Lehman Brothers Inc. on behalf of the Company.

    (d)  None.

    (e)  Not applicable.

    (f)  None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 1997

                                          KERR ACQUISITION CORPORATION

                                          By: /s/ R. S. Kopf
                                             -----------------------------------
                                             Name: R. S. Kopf
                                             Title: Vice President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 1997

                                          FREMONT ACQUISITION COMPANY, LLC

                                          By: /s/ R. S. Kopf
                                             -----------------------------------
                                             Name: R. S. Kopf
                                             Title: Vice President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 1997

                                          FREMONT PARTNERS, L.P.

                                          By: FP Advisors, L.L.C., its general
                                              partner

                                              By: Fremont Group, L.L.C., its
                                                  managing member

                                                  By: Fremont Investors, Inc.,
                                                      its manager

                                                      By: /s/ R. S. Kopf
                                                      --------------------------
                                                      Name: R. S. Kopf
                                                      Title:Managing Principal,
                                                            General Counsel
                                                            and Secretary

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 1997

                                          FP ADVISORS, L.L.C.

                                          By: Fremont Group, L.L.C., its
                                              managing member

                                              By: Fremont Investors, Inc., its
                                                  manager

                                                  By: /s/ R. S. Kopf
                                                    ----------------------------
                                                    Name: R. S. Kopf
                                                    Title:Managing Principal,
                                                          General Counsel
                                                          and Secretary

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 1997

                                          FREMONT GROUP, L.L.C.

                                          By: Fremont Investors, Inc., its
                                              manager

                                              By: /s/ R. S. Kopf
                                                --------------------------------
                                                Name: R. S. Kopf
                                                Title:Managing Principal,
                                                      General Counsel
                                                      and Secretary

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 1997

                                          FREMONT INVESTORS, INC.

                                          By: /s/ R. S. Kopf
                                             -----------------------------------
                                             Name: R. S. Kopf
                                             Title:Managing Principal,
                                                   General Counsel
                                                   and Secretary

                               INDEX TO EXHIBITS

 EXHIBIT
  NUMBER                                               EXHIBIT
----------  ----------------------------------------------------------------------------------------------
 (a)(1)     Offer to Purchase dated July 8, 1997.

 (a)(2)     Letter of Transmittal with respect to the Common Stock.

 (a)(3)     Letter of Transmittal with respect to the Series D Preferred Shares.

 (a)(4)     Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

 (a)(5)     Letter to Clients.

 (a)(6)     Notice of Guaranteed Delivery with respect to the Common Stock.

 (a)(7)     Notice of Guaranteed Delivery with respect to the Series D Preferred Shares.

 (a)(8)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (a)(9)     Press Release jointly issued by Fremont and the Company, dated July 1, 1997.

 (a)(10)    Form of Summary Advertisement, dated July 8, 1997.

 (a)(11)    Fairness Opinion of CIBC Wood Gundy Securities Corp., dated June 30, 1997.

 (c)(1)     Agreement and Plan of Merger, dated as of July 1, 1997, by and among Fremont, the Purchaser and the Company.

 (c)(2)     Option Agreement, dated as of July 1, 1997, by and between Fremont and the Company.

 (c)(3)     Guarantee, dated as of July 1, 1997, by and between Fremont Partners, L.P. and the Company.

 (c)(4)     Confidentiality Agreement, dated November 6, 1995, by and between Fremont Group, Inc. and
              Lehman Brothers Inc. on behalf of the Company.